Nexa Achieves 2025 Production, Sales and Costs Guidance, and Provides 2026-2028 Outlook

Luxembourg, February 6, 2026 – Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: NEXA) is pleased to announce its operational results for the three-and twelve-month periods ended December 31, 2025. The Company is also providing its production and metal sales guidance for the 2026-2028 period, along with guidance on costs, capital expenditures, and other operating expenses for 2026. The figures presented in this report are preliminary and unaudited. Nexa’s financial results for the fourth quarter and full year 2025 are expected to be published on Thursday, February 26, 2026, after trading hours.

2025 Summary Highlights

▪	Nexa achieved its consolidated mining production guidance, with zinc, copper, lead, and silver production all within their respective annual target ranges.
▪	Zinc production totaled 316kt. Aripuanã, Cerro Lindo, and Atacocha performed at the upper end of their annual guidance ranges, Vazante at the midpoint, and El Porvenir at the lower end.
▪	Copper production totaled 33kt, landing at the midpoint of guidance, primarily due to the performance at Cerro Lindo, which exceeded the upper end. Lead production reached 63kt, ending at the upper end of our annual guidance.
▪	Silver production totaled 11MMoz, in line with the midpoint of annual guidance, reflecting stable operating performance across the portfolio and reinforcing Nexa’s position as a relevant global silver producer.
▪	Metal sales totaled 567kt, in line with the midpoint of guidance. Record-high annual production at the Cajamarquilla smelter offset lower-than-expected volumes from Brazilian operations, which faced operational instabilities, as well as lower Treatment Charges (“TCs”).
▪	The Company successfully achieved its cost guidance. Consolidated run-of-mine mining costs increasing only 1% year-over-year. Consolidated mining C1 cash cost guidance ending approximately 48% below the annual guidance range, driven by improved efficiencies, effective cost management, disciplined execution, and higher by-product credits. Smelting conversion costs came in below annual guidance ranges, and smelting C1 cash costs were in line with guidance.
▪	Total expenditures were below guidance, as our strategic optimization initiatives successfully reduced Other Operating Expenses, while allowing continued investment in long-term growth projects, resulting in a net decrease in overall spend. (Detailed figures will be provided with the 4Q25 and Full-Year 2025 Financial Results on February 26, 2026).

Mining Production

Mining production		2025	Guidance 2025
(Metal in concentrate)

Zinc	kt	316	300	-	336
Cerro Lindo		87	85	-	88
El Porvenir		53	53	-	62
Atacocha		12	10	-	12
Vazante		128	123	-	139
Aripuanã		35	28	-	36

Copper	kt	33	29	-	35
Cerro Lindo		27	23.6	-	26.5

Guidance 2026-2028

El Porvenir		0.4	0.3	-	0.5
Aripuanã		5.9	5.1	-	8.2

Lead	kt	63	54	-	67
Cerro Lindo		10	10.5	-	12.5
El Porvenir		25	21.0	-	25.9
Atacocha		14	12.9	-	13.5
Vazante		0.9	0.6	-	0.8
Aripuanã		13	9.4	-	14.1

Silver	MMoz	11	11	-	12
Cerro Lindo		4.0	3.9	-	4.2
El Porvenir		4.4	4.2	-	4.8
Atacocha		1.2	1.3	-	1.4
Vazante		0.4	0.3	-	0.5
Aripuanã		1.0	1.0	-	1.2

Smelting Sales

Smelting sales		2025	Guidance 2025

Zinc metal	kt	532	530	-	555
Cajamarquilla		346	320	-	330
Três Marias		122	145	-	155
Juiz de Fora		64	65	-	70

Zinc oxide	kt	35	30	-	35
Três Marias		35	30	-	35

Metal Sales	kt	567	560	-	590

2025 Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2025	2025	Guidance 2025			Guidance 2025

Mining (1)	51.3	(0.30)	49.2	-	56.2	(0.04)	-	0.16
Cerro Lindo	39.9	(0.82)	39.2	-	43.1	(0.52)	-	(0.33)
El Porvenir	64.5	(0.49)	61.5	-	67.7	(0.19)	-	0.02
Atacocha	36.7	(1.89)	34.5	-	38.3	(1.16)	-	(1.07)
Vazante	50.9	0.45	52.0	-	57.7	0.46	-	0.52
Aripuanã	95.4	0.09	86.6	-	108.2	(0.10)	-	0.69

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2025	2025	Guidance 2025			Guidance 2025

Smelting (2)	0.33	1.26	0.36	-	0.41	1.14	-	1.33
Cajamarquilla	0.29	1.14	0.33	-	0.36	1.02	-	1.17
Três Marias	0.34	1.42	0.33	-	0.40	1.27	-	1.53
Juiz de Fora	0.56	1.56	0.53	-	0.64	1.38	-	1.58

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

2

Guidance 2026-2028

▪	We delivered a strong beat on C1 cash cost at US$(0.30)/lb, well below the 2025 guidance range, while consolidated run-of-mine mining cost of US$51.3/t came in within its expected range. These results were driven by higher by-product credits, effective cost control, and sustained operational improvements.
▪	Consolidated smelting conversion cost came in below our 2025 guidance range at US$0.33/lb, while C1 cash cost was within the target range at US$1.26/lb. This performance was driven by optimized smelting processes and increased operational throughput at our Cajamarquilla smelter, partially offset by overall higher input costs and operational instabilities at our Brazilian operations.

2025 Operational Results

Mining segment

Mining production		4Q25	4Q24	2025	2024
(Metal in concentrate)

Zinc	kt	91	74	316	327
Cerro Lindo		25	15	87	86
El Porvenir		13	13	53	51
Atacocha		3.4	2.7	12	10
Vazante		37	34	128	141
Aripuanã		12.5	9.3	35	32
Morro Agudo (1)		0	0	0	7

Copper	kt	8.1	9.1	33	36
Cerro Lindo		6.7	8.1	27	30
El Porvenir		0.1	0.1	0.4	0.3
Aripuanã		1.2	1.0	5.9	5.5

Lead	kt	18	17	63	69
Cerro Lindo		2.8	2.0	10	14
El Porvenir		5.6	7.5	25	27
Atacocha		4.2	3.1	14	12
Vazante		0.3	0.2	0.9	0.9
Aripuanã		4.7	4.6	13	13.1
Morro Agudo (1)		0	0	0	2.3

Silver	MMoz	2.9	3.0	11	12
Cerro Lindo		1.1	0.9	4.0	4.3
El Porvenir		1.0	1.3	4.4	4.6
Atacocha		0.3	0.3	1.2	1.2
Vazante		0.1	0.1	0.4	0.5
Aripuanã		0.3	0.3	1.0	1.1

(1) 2024 figures consider only the four months of operations from January to April 2024.

3

Guidance 2026-2028

▪	Cerro Lindo: Zinc production increased 1% year-over-year to 87kt, driven by higher throughput, improved metal recoveries, and enhanced plant efficiency, partially offset by lower average head grades. Copper, lead, and silver production decreased to 27kt (-9%), 10kt (-26%) and 4.0MMoz (-7%), respectively, primarily due to lower grades for these metals.
▪	El Porvenir: Zinc production reached 53kt, a 5% increase versus 2024, mainly driven by higher average head grades (+18bps), which more than offset lower treated ore volumes. Copper production increased 27%. Lead and silver production decreased 6% and 5% to 25kt and 4.4MMoz, respectively, mainly due to lower grades.
▪	Atacocha: Zinc production rose 14% year-over-year to 12kt, mainly reflecting mining activities in higher-grade zinc areas and improved processing efficiency. Lead production increased 12%, supported by higher grades and recoveries, while silver production slightly decreased by 3%.
▪	Vazante: Zinc production totaled 128kt, down 9% from 2024, primarily reflecting mining of lower-grade areas due to geotechnical constraints in 1H25. From June 2025 onward, access to higher-grade zones was progressively restored, supporting full-year guidance achievement. Lead and silver production were in line with guidance, declining 9% and 12%, respectively, also reflecting lower grades.
▪	Aripuanã: Zinc production reached 35kt, up 11% year-over-year, reflecting stronger operational performance and improved plant stability, which enhanced recovery rates. Copper production increased by 8% to 6kt. Lead slightly decreased by 1% to 13kt and silver reached 1.0MMoz (-13%), primarily due to lower average head grades.

Smelting segment

Smelting sales		4Q25	4Q24	2025	2024

Zinc metal	kt	134	144	532	557
Cajamarquilla		89	84	346	327
Três Marias		30	37	122	147
Juiz de Fora		15	23	64	83

Zinc oxide	kt	7	8	35	35
Três Marias		7	8	35	35

Metal Sales	kt	142	152	567	591

▪	Peru: Cajamarquilla metal sales increased 6% year-over-year to 346kt, achieving a record-high annual performance despite lower TCs. This was driven by higher production, supported by continued operational enhancements to the roaster and improved calcine availability.
▪	Brazil: Metal sales (zinc metal + zinc oxide) totaled 221kt, a 17% decrease compared to 2024, primarily due to operational instabilities across Brazilian smelters, which resulted in lower-than-expected production volumes, in addition to historically lower TCs.
o	At Três Marias, metal sales (zinc metal + zinc oxide) amounted to 157kt, down 14% year-over-year, as operational challenges constrained zinc recovery rates and overall production volumes.
o	At Juiz de Fora, metal sales declined 23% to 64kt, reflecting remediation activities in 1H25 following the fire incident in late December 2024. Operations resumed in mid-2025, with utilization rates gradually improving and reaching full capacity in September 2025.

4

Guidance 2026-2028

Guidance 2026-2028

Guidance is based on several assumptions and estimates, including but not limited to metal prices, operational performance, maintenance and input costs, and exchange rates.

Nexa continues to monitor global macroeconomic and operational risks that could affect our business. These include commodity price volatility, inflationary pressures, supply chain constraints, and potential changes to political or regulatory environments in the jurisdictions where we operate. In addition, community-related events or extreme weather may impact production and cost pressures.

We remain focused on mitigating these risks through operational discipline, proactive stakeholder engagements, and flexibility in our capital allocation. For more details, please refer to “Risks and Uncertainties” and our “Cautionary Statement on Forward-Looking Statements.”

Summary Highlights

▪	Zinc: At the midpoint of the 2026 guidance range, consolidated zinc production is expected to increase by approximately 6% compared to 2025, primarily driven by higher output from Aripuanã, Atacocha, and Vazante, partially offset by lower volumes at Cerro Lindo and El Porvenir due to mine sequencing that anticipates slightly lower grades. Zinc production is forecast to increase by a further 8% in 2027, supported by El Porvenir, Atacocha, and Aripuanã, and to remain broadly flat in 2028 versus 2027, as higher output from Atacocha, Aripuanã, and Vazante offsets forecasted lower contributions from Cerro Lindo and El Porvenir.
▪	Copper: At the midpoint of the 2026 guidance range, consolidated copper production is expected to decline by approximately 17% compared to 2025, mainly reflecting the planned mining of lower-grade zones. This trend is expected to continue through 2027 and 2028, driven by declining grades at Cerro Lindo and Aripuanã.
▪	Lead and Silver: At midpoint levels, consolidated lead production in 2026 is expected to remain broadly stable compared to 2025, increase by approximately 9% in 2027, and decline by 5% in 2028. Silver production is projected to decline by 3% in 2026, increase by 1% in 2027, and decrease by 7% in 2028, also reflecting the long-term mining sequence.
▪	Metal sales: At the midpoint of the 2026 guidance range, total metal sales are expected to increase by approximately 3% compared to 2025, reflecting a partial recovery from the lower 2025 base, which was impacted by operational challenges at the Brazilians smelters and low TCs. In 2026, overall TCs are expected to increase above the 2025 level of US$80/ton of concentrate. In addition, no material third-party resale volumes are anticipated. For 2027 and 2028, total metal sales are expected to increase, ranging between 580-605kt.

Mining Segment

Mining production		2025	2026e			2027e			2028e
(Metal in concentrate)

Zinc	kt	316	310	-	360	335	-	389	333	-	398
Cerro Lindo		87	77	-	85	73	-	85	70	-	80
El Porvenir		53	48	-	55	67	-	75	61	-	79
Atacocha		12	12	-	15	16	-	18	17	-	22
Vazante		128	128	-	145	120	-	140	120	-	143
Aripuanã		35	45	-	60	60	-	70	65	-	74

Copper	kt	33	26	-	30	25	-	30	23	-	27
Cerro Lindo		27	22	-	25	22	-	25	21	-	23
El Porvenir		0.4	0.3	-	0.3	0.3	-	0.4	0.4	-	0.5

5

Guidance 2026-2028

Aripuanã		5.9	3.6	-	4.4	2.2	-	4.3	2.0	-	3.4

Lead	kt	63	60	-	67	63	-	77	60	-	72
Cerro Lindo		10	8	-	10	9	-	11	9	-	12
El Porvenir		25	21	-	24	22	-	23	17	-	21
Atacocha		14	14	-	15	11	-	13	8	-	9
Vazante		0.9	0.6	-	0.7	0.5	-	0.6	0.5	-	0.7
Aripuanã		13	17	-	19	20	-	29	26	-	29

Silver	MMoz	11	10	-	11	10	-	12	9	-	11
Cerro Lindo		4.0	3.0	-	3.3	3.1	-	3.4	3.0	-	3.6
El Porvenir		4.4	4.2	-	4.7	4.0	-	4.6	3.0	-	3.8
Atacocha		1.2	1.3	-	1.4	0.9	-	1.1	0.7	-	0.9
Vazante		0.4	0.2	-	0.3	0.2	-	0.3	0.2	-	0.3
Aripuanã		1.0	1.2	-	1.6	1.7	-	2.3	2.0	-	2.4

For the forecasted periods, consolidated average zinc grade is expected to range between 2.93% and 3.33%, consolidated average copper grade is expected to range between 0.26% and 0.30%, and consolidated average lead grade is expected to range between 0.62% and 0.70%.

▪	Cerro Lindo: Zinc production for 2026 is guided between 77-85kt, representing a 7% decrease at the midpoint, primarily due to lower average grades. Production is expected to decline by a further 3% in 2027 (73-85kt) and 5% in 2028, as mining progresses into lower-grade orebodies.
Copper production in 2026 is expected to decrease by approximately 3kt versus 2025 at the midpoint, driven by anticipated lower grades. Output is forecast to remain flat in 2027, before declining by approximately 10% in 2028 to a range of 19-23kt, in line with the mining plan.
Lead production is expected to range between 8-11kt in 2026-2027, increasing to 9kt-12kt in 2028.
Silver production is guided between 3.0-3.3MMoz in 2026, with ranges of 3.1-3.4MMoz in 2027, and 3.0-3.6MMoz in 2028.
▪	El Porvenir: In 2026, zinc production is guided between 48-55kt, representing a 3% decrease at the midpoint, primarily due to lower treated ore volumes, during the Phase II shaft upgrade of the Cerro Pasco Integration Project (expected in 1H26). Output is projected to increase in 2027 to 67-75kt, supported by improved grades and higher volumes, before stabilizing in 2028 within a 61-79kt range.

Lead production is expected to decline to 21-24kt in 2026, primarily due to lower grades, slightly improve by 3% in 2027, and then decrease by approximately 16% in 2028 to a range of 17-21kt, reflecting the sequencing plan and transitional mining phases.

Silver production at the midpoint is expected to increase by 2% in 2026, decline by approximately 4% in 2027 (4.0-4.6kt range), and decrease in 2028 to a range of 3.0-3.8kt.

▪	Atacocha: Zinc production in 2026 is guided between 12-15kt, representing a 14% increase at the midpoint, supported by improved mine sequencing and operational performance. A further increase of approximately 3kt is expected in 2027, followed by 14% growth in 2028, driven by higher contributions from planned mining areas.

Lead production at the mid-range is estimated to increase by 3% in 2026. Output is then forecast to decrease by 17% in 2027 and 26% in 2028, reflecting the planned extraction of lower-grade orebodies.

▪	Vazante: Zinc production in 2026 is guided between 128-145kt, a 6% increase at the midpoint, mainly driven by higher treated ore volumes. In 2027, production is expected to range between 120-140kt, with similar levels anticipated in 2028 (120-143kt).

6

Guidance 2026-2028

▪	Aripuanã: Zinc production in 2026 is expected to increase by approximately 49% to a range of 45-60kt, supported by more stable plant operations, the installation of a fourth filter, and higher mining volumes. Output is projected to increase by 24% in 2027 (60-70kt range) and 7% in 2028 (65-74kt range) reflecting continued operational stability.

Copper production over the 2026-2028 period is expected to decrease at the midpoint as mining progresses into lower-grade copper areas, in line with the mine plan.

Smelting Segment

Smelting sales		2025	2026e			2027e			2028e

Zinc metal	kt	532	535	-	560	545	-	565	545	-	565
Cajamarquilla		346	325		335	325	-	335	325	-	335
Três Marias		122	140	-	145	145	-	150	145	-	150
Juiz de Fora		64	70	-	80	75	-	80	75	-	80

Zinc oxide	kt	35	35	-	40	35	-	40	35	-	40
Três Marias		35	35	-	40	35	-	40	35	-	40

Metal Sales	kt	567	570	-	600	580	-	605	580	-	605

At the midpoint of our 2026 guidance, metal sales volumes are expected to increase year-over-year. We then forecast modest growth in total sales through 2027 and 2028 compared to 2026.

2026 Cash Costs

Estimated Cash costs for 2026 are based on several assumptions, including but not limited to:

▪	Production volumes for zinc and other metals;
▪	Commodity prices: Zn US$1.29/lb, Cu US$4.54/lb, Pb US$0.91/lb, Ag US$42.0/oz, Au: US$3,775/oz;
▪	Foreign exchange rates: BRL/USD 5.50 and Soles/USD 3.47; and
▪	Zinc benchmark treatment charge (“TC”) for 2026 is currently assumed at approximately US$175/t concentrate.

Note: The official annual benchmark TC for 2026 is expected to be settled in early April, following negotiations between major industry participants. Nexa’s assumptions, if needed, will be updated upon conclusion of these negotiations.

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2025	2025	Guidance 2026			Guidance 2026

Mining (1)	51.3	(0.30)	49.5	-	57.2	(0.11)	-	0.08
Cerro Lindo	39.9	(0.82)	40.1	-	45.3	(0.73)	-	(0.43)
El Porvenir	64.5	(0.49)	64.2	-	71.9	(0.58)	-	(0.41)
Atacocha	36.7	(1.89)	33.9	-	38.0	(1.76)	-	(1.37)
Vazante	50.8	0.45	57.1	-	62.7	0.61	-	0.69
Aripuanã	95.4	0.09	69.1	-	92.0	(0.05)	-	0.23

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining: In 2026, consolidated run-of-mine mining cost is expected to reach the mid-range of guidance, reflecting a moderate 4% year-over-year increase, primarily due to higher costs at Vazante (+18%), Cerro Lindo (+7%), and El Porvenir (+5%) at mid-point, driven by lower treated ore volumes, higher energy costs and unfavorable FX variations. These increases are partially offset by reductions at Aripuanã (-16%) and Atacocha (-2%), which reflect enhanced plant stability, efficiency gains, a stable workforce, disciplined maintenance, and lower variables costs.

7

Guidance 2026-2028

Our consolidated mining cash cost is expected to increase to US$(0.11)-0.08/lb, due to the following factors:

In Peru, the unit cash cost at Cerro Lindo is forecast at US$(0.73)-(0.43)/lb, above 2025 levels, mainly attributed to higher TCs, reduced by-products credits from copper and lead, and lower zinc volumes. These headwinds are partially offset by higher forecast metal prices for 2026.

Within the Cerro Pasco Complex, El Porvenir cash cost is expected at US$(0.58)-(0.41)/lb, slightly increasing on lower by-products credits and higher TCs. At Atacocha, cash cost is anticipated to increase to US$(1.76)-(1.37)/lb, mainly due to higher TCs, partially offset by higher by-products contribution, particularly from lead.

In Brazil, the cash cost at Vazante is anticipated to increase versus 2025, ranging between US$0.61-0.69/lb, resulting from lower by-products contribution, and higher TCs and unfavorable FX variations, partially offset by increased zinc production volumes.

At Aripuanã, cash cost is estimated at US$(0.05)-0.23/lb, up from 2025, reflecting higher TCs. This is partially offset by controlled fixed and variable costs and strong by-products contribution. The run-of-mine mining cost is projected between US$69.1-US$92.0/t, supported by improved plant stability, higher throughput, efficiency gains, stable workforce, and disciplined maintenance. We expect a steady reduction in cost in the second half of 2026, driven by enhanced operational stability from the commissioning of the fourth tailings filter and a sustained surge in production.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2025	2025	Guidance 2026			Guidance 2026

Smelting (2)	0.33	1.26	0.31	-	0.34	1.15	-	1.34
Cajamarquilla	0.29	1.14	0.28	-	0.30	1.04	-	1.13
Três Marias	0.34	1.42	0.28	-	0.33	1.29	-	1.62
Juiz de Fora	0.56	1.56	0.48	-	0.55	1.32	-	1.59

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting: In 2026, consolidated conversion cost is forecast to remain at similar levels to 2025, projected within a range of US$0.31-0.34/lb (the midpoint of 2026 guidance). This stability is primarily due to anticipated higher production and sales volumes at our Brazilian smelters, driven by plant recovery, process stabilization, and roaster improvements, which will offset a modest decline at Cajamarquilla. This is supported by an expected recovery in TCs levels from 2025 lows, ongoing cost reduction initiatives, and lower energy costs in Brazil. These positive factors are projected to be largely offset by higher energy costs at Cajamarquilla.

Our consolidated smelting cash cost is projected to decrease in 2026 compared to 2025, ranging between US$1.15-1.34/lb. This improvement is mainly attributed to the recovery of production levels at our Brazilian operations as we move past the margin-preserving production adjustments made in response to low TC levels in 2025.

In Peru, the cash cost of Cajamarquilla is projected to range between US$1.04-1.13/lb, a decline from 2025 primarily due to higher forecast TC levels in 2026. Conversion cost is expected to remain near the 2025 level of approximately US$0.29/lb, as lower production volumes and higher energy costs are balanced by active cost reduction initiatives.

In Brazil, the cash cost of Três Marias is estimated at US$1.29-1.62/lb, reflecting production surge associated with the recovery of TC levels and benefit of lower energy costs. The cash cost of Juiz de Fora is expected to range between US$1.32-1.59/lb, driven by recovering production levels, higher TC levels, and an anticipated decrease in energy costs.

8

Guidance 2026-2028

LME Prices & FX		Guidance 2026		2025
		US$/t	US$/lb	US$/t	US$/lb

Zinc	US$/t	2,850	1.29	2,870	1.30
Copper	US$/t	10,000	4.54	9,945	4.51
Lead	US$/t	2,013	0.91	1,963	0.89
Silver	US$/oz	42.0	-	40.0	-
Gold	US$/oz	3,775	-	3,432	-

BRL/USD (Average)		5.50		5.59
PEN/USD (Average)		3.47		3.57

The 2026–2028 cost guidance is presented on an unhedged basis, excluding the effects of commodity hedging operations. These hedges are managed to mitigate price volatility, and their financial impact will be disclosed periodically in the Company’s financial results.

2026 CapEx

Beginning in 2026, investments related to tailings dam management and mine development have been reclassified from sustaining capital into newly defined categories (detailed below). This provides enhanced clarity into strategic and compliance-related expenditures.

Total CapEx guidance for 2026 is set at US$381 million, an increase of US$34 million compared to 2025 guidance, mainly driven by higher investments in mine development (improving mine flexibility), sustaining capital, and Health, Safety & Environmental (“HS&E”) initiatives. Additionally, the estimated appreciation of the Brazilian real against the U.S. dollar in 2026 is anticipated to have a negative impact of approximately US$9 million.

Approximately US$108 million of the 2026 CapEx is allocated to initiatives supporting Nexa’s ESG strategy, mainly related to Tailings Storage Facilities (“TSF”), sustaining capital, and HS&E categories.

Sustaining capital is expected to total US$129 million, a 13% increase compared to 2025. Of this amount, US$53 million is allocated to mining, including US$8 million for expanding tailings filtration capacity at Aripuanã - this will ensure the availability and capacity to process tailings, optimize the Unit's filtration system performance, and sustain operations to achieve the production plan without negative impacts on the dry stacking process, and US$75 million is allocated to smelting, including US$12 million for electro-filter replacements at Cajamarquilla and US$10 million for roaster maintenance. The remainder is for general maintenance activities.

Mine development investments are projected at US$122 million, representing a 17% increase compared to 2025. This supports operational flexibility, performance enhancements, and life-of-mine extensions mainly at the Aripuanã and Vazante mines.

Investments in TSF are expected to total US$89 million, a decrease of 8% compared to 2025, with US$65 million allocated to mining and US$25 million to smelting. Key projects include: US$31 million for Cerro Pasco’s tailings pumping system (Phase I); US$24 million for the expansion of the Pahuaypite tailings storage facility in Cerro Lindo; US$14 million for tailings stockpile at Três Marias and Aripuanã, and US$13 million for dry-stack tailings facilities (Cajamarquilla US$10 million and Três Marias US$2 million).

HS&E is forecasted at US$27 million.

Other non-expansion capital expenditures are expected to total US$8 million, primarily consisting of US$7 million for Pollarix (maintenance of electric generation rights and control equipment modernization). The remainder amount is allocated to automation projects across our units.

9

Guidance 2026-2028

Expansion projects are estimated at US$5 million, primarily allocated to the Extremo Norte mine deepening project at Vazante. This project includes engineering works to enable mining at deeper levels, featuring the installation of two new pumping stations and the repowering of two existing ones. Additional infrastructure enhancements encompass ventilation upgrades, updated geomechanical and hydrogeological models, and ramp development. These investments are designed to ensure operational continuity and efficiency, extend life-of-mine, and reinforce safety standards.

CAPEX	Guidance 2026
(US$ million)
Non-Expansion	375
Sustaining (1)	129
Mine Development	122
Tailings Storage Facilities (“TSF”)	89
HS&E	27
Others (2)	8

Expansion projects	5

TOTAL	381

(1) Investments in tailing dams and mine development are now excluded from sustaining expenses.

(2) Modernization, Innovation, Energy and others corporate investments.

2026 Exploration & Project Evaluation and Other Expenses

As part of our long-term strategy to replace and expand our mineral reserves and resources, we continue to advance our disciplined exploration program focused on identifying new orebodies and upgrading resource classifications through infill drilling campaigns.

During 2026, we plan to invest US$68 million in exploration. Of this, US$49 million is allocated to mineral exploration expenses, primarily targeting greenfield and brownfield projects.

Our project evaluation expense guidance is set at US$18 million, which includes IT initiatives to enhance cybersecurity solutions and optimize systems, as well as funding for the implementation of a new tailings stockpile in Aripuanã. The remaining amount will be allocated to corporate IT programs, potential growth projects assessments, and other strategic efforts across our business units.

In addition, we plan to allocate US$5 million for technology investments aimed at enhancing operational efficiency, and US$11 million to support the social and economic development of our host communities.

In 2026, approximately US$15 million of the total planned for Other Operating Expenses is dedicated to initiatives that advance Nexa’s ESG strategy, with primary allocations to the Project Evaluation, Technology, and Communities categories.

Other Operating Expenses	Guidance 2026
(US$ million)
Exploration	68
Mineral Exploration	49
Mineral rights	8
Sustaining (mine development)	11

Project Evaluation	18

Exploration & Project Evaluation	86

Other	16
Technology	5
Communities	11

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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Guidance 2026-2028

UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the fourth quarter and full fiscal year of 2025 are expected to be published on Thursday, February 26, 2026, after trading hours. Nexa will host a conference call to discuss the results on Friday, February 27, 2026, at 10:00 am EST.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso), and one open-pit in in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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Guidance 2026-2028

Risks and Uncertainties

Risk management is a key element of our business strategy and supports long-term value creation while reinforcing confidence among our stakeholders.

Nexa’s Enterprise Risk Management (“ERM”) Policy establishes a structured approach to identifying and managing risks across our operations, corporate functions and capital projects, and supports informed decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management, as described below. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy as described below. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversight the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Our operations are exposed to various inherent risks and uncertainties that could materially affect our business, operating performance, financial results, liquidity and strategic plans. These include, without limitation:

•	commodity price and demand volatility;
•	inflationary pressures, foreign exchange fluctuations and interest rate movements;
•	changes in economics and political conditions in the countries where we operate;
•	evolving global trade dynamics, including potential new tariffs, supply chain disruptions or shifts in trade policy;
•	ongoing geopolitical tensions and related impacts on global commodity markets and supply chains;
•	climate change impacts and increasingly frequent extreme weather events affecting operations, logistics and energy availability;
•	operational and technical risks inherent to mining, including safety, environmental and geotechnical challenges;
•	permitting, regulatory compliance and community relations risks that could affect production and cost structures;
•	cyber and information security risks; and;
•	capital availability and execution risks associated with growth projects and sustaining investments.
•	other factors.

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Guidance 2026-2028

Additional information regarding risks and uncertainties is included in our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, including: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of Aripuanã. Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to any other projects that may reach the commissioning or ramp-up phases. Commencing in July 2024, these effects have no longer been included since, at the end of June 2024, Aripuanã reached the final stage of its ramp-up phase, transitioning to an ongoing operation. Also, since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

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Guidance 2026-2028

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical Information

Jose Antonio Lopes, FMAusIMM (Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Press Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

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Guidance 2026-2028

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CapEx expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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